UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TrueNoord places firm order for 20 Embraer E195-E2 aircraft and secures purchase rights for up to
30 additional jets

“This landmark agreement represents TrueNoord’s first direct order with an aircraft manufacturer” Anne-Bart Tieleman, CEO, TrueNoord

Amsterdam, 14 October 2025 - TrueNoord, the specialist regional aircraft leasing company, has signed a firm order agreement with Embraer (NYSE: ERJ; B3: EMBR3) to acquire twenty factory-new E195-E2 aircraft. The agreement also includes purchase rights for up to twenty additional new E195-E2 aircraft and up to ten new E175-E1 aircraft. At list price, the firm order is valued at USD 1.8 billion.

“This landmark agreement represents TrueNoord’s first direct order with an aircraft manufacturer – a milestone in the company’s journey” comments Anne-Bart Tieleman, CEO of TrueNoord. “It marks an important stepping stone in our continued growth as a global leasing platform, underlining our commitment to investing in next-generation, fuel-efficient regional jets.

“The Embraer E-Jets combine efficiency, flexibility and performance, making them ideally suited to TrueNoord’s customers around the world. Partnering with Embraer allows the business to further strengthen its offering and support airlines with aircraft that deliver superior economics and environmental benefits.”

Arjan Meijer, CEO of Embraer Commercial Aviation, comments, “This first direct order from TrueNoord is a strong endorsement of the E2 family’s capabilities and success in the market, and a testament to the trust and collaboration between our teams. The E195-E2 delivers exceptional performance and efficiency, making it the ideal choice for lessors and operators looking to future-proof their fleets. This agreement also sends a strong signal to the market – reinforcing the momentum behind next-generation small narrowbody aircraft and the growing demand for sustainable, right-sized aircraft."

About TrueNoord

TrueNoord is a specialist full-service regional aircraft lessor providing leasing, financing, fleet transition and asset management solutions in the 50 to 150 seat capacity range to airlines globally. TrueNoord’s team is led by experienced professionals with a shared history of success, and is complemented by a dynamic young team who bring fresh perspective. TrueNoord’s multi-cultural workforce reflects the global markets that it serves and includes core competencies in aviation finance, aviation law, aircraft maintenance, marketing, sales, and leasing.

TrueNoord currently owns a fleet of more than 100 latest technology turboprop, regional jet, and crossover aircraft on lease to more than 30 operators across 24 countries. These link remote locations to larger urban areas, providing a feeder service to major hubs, and fulfil carriers’ lower demand off-peak services in the growing global market.

The Company is supported by cornerstone investors Freshstream, BlackRock, Patria and others. Headquartered in Amsterdam, TrueNoord also has offices in Dublin, London, and Singapore.

For further information, please visit us at www.truenoord.com.

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

For further information, please visit us at www.embraer.com .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations